CUSIP No. 70788V 300 and 70788V 102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Penn Virginia Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

70788V 300 and 70788V 102

(CUSIP Number)

David B. Charnin

Strategic Value Partners, LLC

100 West Putnam Avenue

Greenwich, CT 06830

(203) 618-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 11, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70788V 300 and 70788V 102

1.	Name of Reporting Person. Strategic Value Partners, LLC I.R.S. Identification No. of Above Person (Voluntary)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,500,652 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,500,652 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,652 (1)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 10.0% (2)

14.	Type of Reporting Person OO

(1) Consists of (i) 702,601 shares beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd. and (ii) 611,571 shares beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P. and 186,480 shares beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P. which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity.

(2) Based on 14,992,018 shares of Common Stock outstanding as of August 4, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2017.

CUSIP No. 70788V 300 and 70788V 102

1.	Name of Reporting Person. SVP Special Situations III LLC I.R.S. Identification No. of Above Person (Voluntary)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 611,571 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 611,571 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 611,571 (1)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 4.1% (2)

14.	Type of Reporting Person OO

(1) Consists of 611,571 shares beneficially owned by SVP Special Situations III LLC, as the investment manager of Strategic Value Special Situations Master Fund III, L.P.

(2) Based on 14,992,018 shares of Common Stock outstanding as of August 4, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2017.

CUSIP No. 70788V 300 and 70788V 102

1.	Name of Reporting Person. SVP Special Situations III-A LLC I.R.S. Identification No. of Above Person (Voluntary)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 186,480 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 186,480 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 186,480 (1)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 1.2% (2)

14.	Type of Reporting Person OO

(1) Consists of 186,480 shares beneficially owned by SVP Special Situations III-A LLC, as the investment manager of Strategic Value Opportunities Fund, L.P.

(2) Based on 14,992,018 shares of Common Stock outstanding as of August 4, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2017.

CUSIP No. 70788V 300 and 70788V 102

1.	Name of Reporting Person. Victor Khosla I.R.S. Identification No. of Above Person (Voluntary)

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds Not Applicable

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,500,652 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,500,652 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,652 (1)

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (9) 10.0% (2)

14.	Type of Reporting Person IN

(1) Consists of (i) 702,601 shares beneficially owned by Strategic Value Partners, LLC as the investment manager of Strategic Value Master Fund, Ltd. and (ii) 611,571 shares beneficially owned by SVP Special Situations III LLC as the investment manager of Strategic Value Special Situations Master Fund III, L.P. and 186,480 shares beneficially owned by SVP Special Situations III-A LLC as the investment manager of Strategic Value Opportunities Fund, L.P. which may also be deemed to be beneficially owned by Strategic Value Partners, LLC as the managing member of each such investment manager entity. Mr. Khosla is the sole member of Midwood Holdings, LLC, which is the managing member of Strategic Value Partners, LLC and is also the indirect majority owner and control person of Strategic Value Partners, LLC, SVP Special Situations III LLC and SVP Special Situations III-A LLC.

(2) Based on 14,992,018 shares of Common Stock outstanding as of August 4, 2017, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2017.

AMENDMENT NO. 1 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on September 21, 2016 (the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented with the following:

The Reporting Persons have discussed with certain other stockholders of the Issuer the composition and size of the Issuer’s Board of Directors (the “Board”), including the Directors expanding the Board from four directors to six directors, and, if the Board were so expanded, nominating two representatives of the stockholders to the Board, including a representative of the Reporting Persons (the “Board Expansion”).  On September 11, 2017, the Reporting Persons informed the Issuer that the Reporting Persons support the Board Expansion.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities and accordingly, each Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented with the following:

(a) — (b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.  On April 26, 2017, an aggregate of 10,837 shares of Common Stock that were previously held in escrow were released to the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented with the following:

Registration Rights Agreement

On September 12, 2016, the Reporting Persons entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer. Pursuant to the Registration Rights Agreement, the Issuer filed a shelf registration on Form S-1 (the “Initial Shelf Registration Statement”) covering the resale of the Registrable Securities (as defined in the Registration Rights Agreement) held by the Reporting Persons.  The Initial Shelf Registration Statement was declared effective on January 10, 2017 (the “Effective Date”). If eligible, the Issuer is permitted to amend the Initial Shelf Registration Statement to a shelf registration statement on Form S-3 or to file a shelf registration statement on Form S-3 in substitution for the Initial Shelf Registration Statement as initially filed.  The Registration Rights Agreement provides that the Company shall use its reasonable best efforts to keep the Initial Shelf Registration Statement continuously effective, and not subject to any stop order, injunction or other similar order or requirement of the Commission, until the earlier of (i) the expiration of one year following Effective Date of the Initial Shelf Registration Statement (or three years if the Issuer is eligible to register the Registrable Securities for resale by the Holders (as defined in the Registration Rights Agreement) on Form S-3 or is a Smaller Reporting Company eligible to incorporate by reference pursuant to Item 12(b) of Form S-1) (such date the “Initial Shelf Expiration Date”); and (ii) the date that all Registrable Securities covered by such Initial Shelf Registration Statement shall cease to be Registrable Securities.  Pursuant to the Registration Rights Agreement, at any time following the earlier of eighteen months following the Effective Date and the approval for listing of the Issuer’s Common Stock on the New York Stock Exchange or the NASDAQ Stock Market, upon the demand of one or more Holders with respect to at least 20 percent of the Registrable Securities owned by all Holders as of the Effective Date, the Issuer is required to facilitate a “takedown” of Registrable Securities in an underwritten offering. Such a takedown is not required if there has been an underwritten offering following a triggering event within the 180 days preceding such request or if there have been more than three underwritten offerings of Registrable Securities in the preceding twelve months. After the Initial Shelf Expiration Date and for as long as Registrable Securities remain outstanding (and have not been disposed of pursuant to an effective registration statement or pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended), the Issuer is required to use its reasonable best efforts to be eligible or maintain its eligibility to register Registrable Securities on Form S-3.  The description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the agreement, which is filed as Exhibit E to this Schedule 13D.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended and supplemented with the following:

Exhibit E – Registration Rights Agreement, dated as of September 12, 2016, between Penn Virginia Corporation and the holders party thereto (1)

(1) Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed on September 15, 2017

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 13, 2017

STRATEGIC VALUE PARTNERS, LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

SVP SPECIAL SITUATIONS III-A LLC

By:	/s/ James Dougherty
Name: James Dougherty
Title: Fund Chief Financial Officer

/s/ Victor Khosla
Victor Khosla